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                                                     PricewaterhouseCoopers LLP
                                                     1177 Avenue of the Americas
                                                     New York NY 10036
                                                     Telephone (212) 596 8000
                                                     Facsimile (212) 596 8910


June 1, 1999

Securities and Exchange Commission
Philadelphia District
Curtis Center, Suite 1105E
601 Walnut Street
Philadelphia, PA 19106

Dear Sirs:

In compliance with the Rule 17f-2 promulgated under the Investment Company Act of 1940, enclosed is our report covering our examinations of the securities of the BT Alex Brown Cash Reserve Fund, Inc.-Prime Series, BT Alex Brown Cash Reserve Fund, Inc.-Treasury Series, BT Alex Brown Cash Reserve Fund, Inc.-Tax Free Series, Flag Investor Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Flag Investors Communications Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc., Flag Investors Short Intermediate Income Fund, Inc., and Flag Investors International Fund, Inc., at the close of business on October 30, 1998.


                                             Very truly yours,
                                             /s/PricewaterhouseCoopers LLP





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                                                     PricewaterhouseCoopers LLP
                                                     1177 Avenue of the Americas
                                                     New York NY 10036
                                                     Telephone (212) 596 8000
                                                     Facsimile (212) 596 8910

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustee of:
BT Alex Brown Cash Reserve Fund, Inc.-Prime Series
BT Alex Brown Cash Reserve Fund, Inc.-Treasury Series
BT Alex Brown Cash Reserve Fund, Inc.-Tax Free Series
Flag Investor Emerging Growth Fund, Inc.
Flag Investors Equity Partners Fund, Inc.
Flag Investors Real Estate Securities Fund, Inc.
Flag Investors Communications Fund, Inc.
Flag Investors Value Builder Fund, Inc.
Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc.
Flag Investors Short Intermediate Income Fund, Inc.
Flag Investors International Fund, Inc.

We have examined management's assertion about BT Alex Brown Cash Reserve
Fund, Inc. Prime Series, BT Alex Brown Cash Reserve Fund, Inc. Treasury Series, BT Alex Brown Cash Reserve Fund, Inc.-Tax Free Series, Flag Investor Emerging Growth Fund, Inc., Flag Investors Equity Partners Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Flag Investors Communications Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc., Flag Investors Short Intermediate Income Fund, Inc., and Flag Investors International Fund, Inc. (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 30, 1998 included in its representation letter dated May 5, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 30, 1998 and with respect to agreement of security purchases and sales, for the period from July 31, 1998 (the date of our last examination) through October 30, 1998:

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o    Count and inspection of all securities located in the vault of Bankers
     Trust in New York;

o Confirmation of all securities held by institutions in book entry form-The Federal Reserve Bank of New York, The Depository Trust Company, CREST and CHESS;

o Confirmed all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services without prior notice to management including Citicorp-Florida, Generale Bank Belgium, Creditanstalt Bankyerein Austria, Barclays Bank London, Royal Bank of Canada, Den Danske Bank Denmark, Merita Bank Finland, Banque Paribas France, Dresdner Bank Germany, National Bank of Greece, Deutsche Bank India, Standard Charter Bank Indonesia, Allied Irish Bank Ireland, Standard Charter Bank Hong Kong, Citibank Italy, Sumitomo Bank Tokyo, Standard Charter Bank Korea, Custodian & Nominees Malaysia, Bancomer Mexico, ABN AMRO Netherlands, ANZ Nominees Limited, New Zealand, Euroclear Belgium, Standard Charter Bank Pakistan, Standard Charter Bank Manila, Banco Espirito Portugal, United Overseas Bank Singapore, Banco Santander Spain, Svenska Handelsbanken Sweden, Swiss Bank Corp Switzerland, Barclays Bank Bostwana, Standard Charter Bank Thailand, ABAS Securities, CEDEL, Citibank Poland, and Citibank Norway,

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and /or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian:

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Bankers Trust records; and

o Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the Funds to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 1998 with the respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                                   /s/PricewaterhouseCoopers LLP

New York, New York
May 21, 1999



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             UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549                  -----------------------------
                                                         OMB APPROVAL
            FORM N-17f-2                           -----------------------------
                                                     OMB Number:  3235-0360
Certificate of Accounting of Securities and Similar  Expires: June 30, 1997
       Investments in the Custody of                 Estimated average burden
     Management Investment Companies                 hours per rescores.....0.05
                                                   -----------------------------
  Pursuant to Rule 17f-2[17 CFR 270.17f-2]

--------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number: 811-3196 BT Alex Brown Cash       Date examination completed:
   Reserve Fund, Inc., 811-3883 Flag Investors Communications Fund
   Inc., 811-4827 Flag Investors Inter-*                                    October 31, 1998
--------------------------------------------------------------------------------------------------------
2. State identification Number:
--------------------------------------------------------------------------------------------------------
       AL               AK             AZ             AR               CA                 CO
    ----------------------------------------------------------------------------------------------------
       CT               DE             DC             FL               GA                 HI
    ----------------------------------------------------------------------------------------------------
       ID               IL             IN             IA               KS                 KY
    ----------------------------------------------------------------------------------------------------
       LA               ME             MD             MA               MI                 MN
    ----------------------------------------------------------------------------------------------------
       MS               MO             MT             NE               NV                 NH
    ----------------------------------------------------------------------------------------------------
       NJ               NM             NY             NC               ND                 OH
    ----------------------------------------------------------------------------------------------------
       OK               OR             PA             RI               SC                 SD
    ----------------------------------------------------------------------------------------------------
       TN               TX             UT             VT               VA                 WA
    ----------------------------------------------------------------------------------------------------
       WV               WI             WY             PUERTO RICO
    ----------------------------------------------------------------------------------------------------
      Other (specify):
    ----------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:  See 1 above

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
1. Address of principal executive office (number, street, city, state, zip code):

   1 South Street, Baltimore, Maryland  21202
--------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

* national Fund, Inc., 811-5320 Flag Investors Emerging Growth Fund, Inc., 811-6084 Flag Investors Short-Intermediate Income Fund, Inc., 811-6600 Flag Investors Value Builder Fund, Inc., 811-8500 Flag Investors Real Estate Securities Fund, Inc., 811-8886 Flag Investors Equity Partners Fund, Inc., 811-7922 Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc.